SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net São Carlos Ltda.
Valuation of net book value
     on September 30, 2009
     for merger purposes

Valuation of net book value on September 30, 2009 for merger purposes

Net São Carlos Ltda.

1. Globalconsulting Assessoria Contábil Ltda., duly inscribed in the Regional Accounting Council (CRC) of São Paulo under number 2SP023158/O-8 and in the roll of corporate taxpayers (CNPJ/MF) under number 06.063.913/0001 -33, with its articles of organization registered at the 3rd Civil Registry of Deeds and Documents for Legal Entities of São Paulo under number 473.500, with headquarters and jurisdiction in the city and state of São Paulo at Av. Brigadeiro Luis Antonio, 2367, 16º andar, represented by its partner, Sergio da Silva, Brazilian, accountant, inscribed in the Regional Accounting Council (CRC) under number 1SP114111/O-8, bearer of identification document (RG) 11.683.592 -8-SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 013.317.858 -71, appointed by Net Serviços de Comunicação S.A. to determine the net book value of Net São Carlos Ltda. on September 30, 2009, in accordance with Article 224, Item III and Article 227 of Brazilian Corporation Law (Federal Law 6,404/76) for the specific purpose of the merger of Net São Carlos Ltda. by Net Serviços de Comunicação S.A.

2. The net book value of the company mentioned above will be determined based on the balance sheet of September 30, 2009, which was prepared under the responsibility of the company’s management.

3. Our valuation was conducted with the objective of verifying the adequacy of the financial statements in all relevant aspects. Accordingly, our valuation consisted of the following procedures: (a) planning of work, considering the relevance of the balances, transaction volumes, accounting systems and internal controls of the company; (b) verification, based on tests, of the substantiating documents and records supporting the amounts and accounting information disclosed; and (c) evaluation of the most important accounting practices and estimates adopted by the company’s administration.

4. Based on the work performed, we concluded that the value of the assets, rights and obligations that compose the net book value of Net São Carlos Ltda., based on the summarized balance sheet of September 30, 2009 presented below, is R$ 9,638,398.62 and is recorded in the company’s accounting records, in accordance with the accounting practices adopted in Brazil.

2

Valuation of net book value on September 30, 2009 for merger purposes

Net São Carlos Ltda.

Summarized balance sheet as of September 30, 2009
In Brazilian real

Assets
Current	.
Cash and cash equivalents	6,830,338.75
Accounts receivable	918,454.75
Inventories	397,446.76
Accounts receivable from related parties	856,376.04
Recoverable taxes	1,224,029.91
Prepaid expenses	98,698.93
Other credits	21,151.23

Total current assets	10,346,496.37

Non-current
Long-term assets
Accounts receivable from related parties	2,694.22
Judicial deposit accounts	40,731.63
Recoverable taxes	57.12

43,482.97

Fixed assets	9,449,091.82

Intangible assets	303,980.28

Total non-current assets	9,796,555.07

Total assets	20,143,051.44

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Valuation of net book value on September 30, 2009 for merger purposes

Net São Carlos Ltda.

Liabilities and shareholders’ equity
Current
Suppliers	561,001.22
Programming	620,249.81
Tax obligations	486,072.65
Salaries and payroll charges	595,026.91
Accounts payable for copyrights-ECAD	127,636.34
Provision for income and social contribution taxes	1,032,406.00
Interest on equity payable	58,436.47
Accounts payable to related parties	1,402,905.35
Provisions and other accounts payable	28,221.64

4,911,956.39
Non-current
Long-term liabilities
Provision for contingencies	321,378.61
Deferred revenue	781,615.60

Total non-current liabilities	1,102,994.21

Shareholders’ equity and capitalizable funds
Capital stock	8,800,000.00
Capital reserve	11,114.64
Profit reserve	827,283.98

Total shareholders’ equity	9,638,398.62
Capitalizable funds	4,489,702.22

Total shareholders’ equity and capitalizable funds	14,128,100.84

Total liabilities and shareholders’ equity	20,143,051.44

4

Valuation of net book value on September 30, 2009 for merger purposes

Net São Carlos Ltda.

5. In compliance with CVM Instruction 319 of4December 3, 1999, we inform that:

(a) in accordance with the professional rules established by the Federal Accounting Council through Resolution 821/97, we have no knowledge of any direct or indirect conflicts of interest or of any other circumstances that represent a conflict of interest with regard to the services described above; and

(b) we are not aware of any attempt by the company’s controlling shareholder or administrators to direct, limit, hinder or practice any act that hindered or could hinder the access to, use of or knowledge of information, assets, documents or work methodologies relevant to the quality of this report.

São Carlos, São Paulo, October 13, 2009

Globalconsulting Assessoria Contábil Ltda.
CRC 2SP023158/O-8

Sergio da Silva
Partner
CRC 1SP114111/O-8

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.